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                                                                  EXHIBIT 4-3(b)

                       AMENDMENT NO. 1 TO RIGHTS AGREEMENT


WHEREAS, the Company has postponed the annual meeting of the Company scheduled for November 17, 2000; and

WHEREAS, the Company desires to amend the Rights Agreement in accordance with
Section 5.4 of the Rights Agreement to extend the date for submission to the shareholders of the Company at such meeting.

       NOW THEREFORE BE IT RESOLVED, that the definition of "Effective Rejection Date" is hereby deleted and the following substituted therefore:

            "Effective Rejection Date" shall mean the date that is ninety
            (90) days after the date of the annual meeting of the Company at which the Company submits this Agreement to the shareholders of the Company for ratification and holders of more than 50% of the Common Stock of the Corporation outstanding and entitled to vote at the meeting are cast against ratification.

       RESOLVED, That the proper Officers of the Corporation be, and each of them hereby is, authorized and empowered, jointly and severally, for and in the name and on behalf of the Corporation, to execute and deliver any and all certificates, agreements and other documents, take any and all steps and do any and all things which they, or any of them, may deem necessary or advisable in order to effectuate the purposes of each and all of the foregoing resolutions.

       RESOLVED, That any actions taken by such Officers prior to the date of the foregoing resolutions adopted at this meeting that are within the authority conferred hereby are hereby ratified, confirmed and approved as the act and deed of the Corporation.